Exhibit 12

Ratio of Earnings To Combined Fixed Charges
And Preferred Stock Dividend Requirements
(In Millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Consolidated pretax income (loss) from continuing operations	$(9,603.7)	$489.3	$(501.8)	$2,190.5	$1,266.4
Undistributed earnings of non-consolidated affiliates	(9.9)	(74.4)	(404.8)	9.7	13.5
Amortization of capitalized interest	0.3	2.3	3.7	3.6	3.6
Interest expense	187.4	184.3	203.1	216.5	70.1
Acceleration of debt issuance costs	3.6	—	0.2	—	—
Interest portion of rental expense	2.3	2.1	2.8	3.6	4.6
Total Earnings	$(9,420.0)	$603.6	$(696.8)	$2,423.9	$1,358.2
Interest expense	$187.4	$184.3	$203.1	$216.5	$70.1
Acceleration of debt issuance costs	3.6	—	0.2	—	—
Interest portion of rental expense	2.3	2.1	2.8	3.6	4.6
Preferred Stock dividend requirements	51.2	48.7	—	—	—

Fixed Charges Requirements	$244.5	$235.1	$206.1	$220.1	$74.7

Fixed Charges and Preferred Stock Dividend Requirements	$244.5	$235.1	$206.1	$220.1	$74.7

RATIO OF EARNINGS TO FIXED CHARGES	(B)	2.6	(A)	11.0	18.2
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	(B)	2.6	(A)	11.0	18.2
(A) For the year ended December 31, 2012, there was a deficiency of earnings to cover the fixed charges of $902.9 million.
(B) For the year ended December 31, 2014, there was a deficiency of earnings to cover the fixed charges of $9,664.5 million.